

NEWS RELEASE

FOR IMMEDIATE RELEASE
November 17, 2004

CAPITOL FEDERAL FINANCIAL
TO PRESENT AT AMERICA'S COMMUNITY BANKERS
COMMUNITY BANK INVESTOR CONFERENCE

Topeka, Ks – Capitol Federal Financial (NASDAQ:CFFN) announced today that it will participate as a presenter in the America's Community Bankers Community Bank Investor Conference in New York City.

John B. Dicus, president and chief executive officer and Neil F. M. McKay, chief financial officer are schedule to make a presentation Friday afternoon, November 19, 2004. The presentation is scheduled for 1:30 PM Eastern time and is expected to last 30 minutes.

A link to the live webcast will be available under the Investor Relation tab on the company web site, http://www.capfed.com. Anyone who intends to listen to the live webcast should go to the website at least fifteen minutes early to download and install any necessary software. For those unable to listen to the live broadcast, a replay will be available for 12 months after the conference.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 37 branch offices in Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:
    Jim Wempe
    Vice President, Investor Relations
    700 S Kansas Ave.
    Topeka, KS   66603
    (785) 270-6055
    jwempe@capfed.com